Mail Stop 3561

June 19, 2007

Via Fax & U.S. Mail

Mr. Robert Dyrbus
Finance Director
PO Box 244 Southville
Bristol BS99 7UJ
England

> **Re:** **Imperial Tobacco Group PLC**
> **Form 20-F for the year ended September 30, 2006**
> **Filed February 2, 2007**
> **File No. 001-14874**

Dear Mr. Dyrbus:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief